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              Sullivan & Worcester LLP       T 202 775 1200
                  1666 K Street NW           F 202 293 2275
                Washington, DC 20006         www.sandw.com

                                          April 3, 2012

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                          Met Investors Series Trust
                   Post-Effective Amendments Nos. 44 and 45
                  to the Registration Statement on Form N-1A
                      SEC File Nos. 333-48456, 811-10183
                      __________________________________

Ladies and Gentlemen:

   On behalf of Met Investors Series Trust (the "Registrant"), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the "SEC") on March 16, 2012 with respect to Post-Effective Amendments Nos. 44 and 45 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"), which were filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 2 and February 27, 2012, respectively. Set forth below is each comment and the Registrant's response thereto.

1. COMMENT: Please confirm whether the Registrant will distribute a Summary Prospectus. If so, please provide a draft of the disclosure required by Rule 498(b)(1)(v) along with the correspondence filing.

   RESPONSE: The Registrant confirms that it will distribute a Summary Prospectus. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below:

       "Before you invest, you may want to review the Portfolio's Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio's Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio's Prospectus and Statement of Additional Information, both dated April 30, 2012, are both incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, "Contracts") from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors."

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2. COMMENT: Please confirm that the Registrant will comply with the requirements of General Instruction C.3.g. to provide interactive data
   (XBRL) files.

   RESPONSE: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

3. COMMENT: On the facing sheet, provide the captions and information for the approximate date of the proposed public offering and description of the securities being offered.

   RESPONSE: The Registrant will file a post-effective amendment to its Registration Statement with a facing sheet that provides the captions and information for the approximate date of the proposed public offering and description of the securities being offered.

4. Cayman Subsidiary disclosure

   COMMENT: (a). Please advise the staff whether the Portfolio or the Subsidiary are required to register as a commodity pool operator or a commodity trading advisor.

   RESPONSE: The Registrant is reviewing the requirements of the revised provisions under CFTC Regulation 4.5, and will comply with any registration requirements thereunder in a timely manner, with respect to a Portfolio and its Subsidiary.

   COMMENT: (b)(i). Please advise whether each subadviser charges fees to the respective Subsidiary under the respective advisory agreement. If so, please confirm that the fee table reflects the gross fee paid by the Portfolio and the Subsidiary and provide a footnote to that effect.

   RESPONSE: Each subadviser will provide advisory services to the Subsidiary under an advisory agreement with the Subsidiary that does not provide for an advisory fee with respect to the Subsidiary.

   COMMENT: (b)(ii). If applicable, disclose expenses of the Subsidiary in a separate line item of the fee table.

   RESPONSE: Based on interpretations of generally accepted accounting principles ("GAAP") and as specifically permitted in a no-action letter issued by the staff of the SEC in FIDELITY SELECT PORTFOLIO, SEC No-Action Letter (April 29, 2008), each

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   Subsidiary's financial statements will be consolidated with the Portfolio's financial statements. The Subsidiary's expenses will not be separately listed in the Portfolio's fee table or annual reports to shareholders.

   COMMENT: (c). Please provide a copy of the legal opinion regarding "qualified income" discussed on page 18 of the prospectus.

   RESPONSE: The Registrant has requested a legal opinion with respect to the character of the commodities income that each Portfolio will derive from investing in a wholly-owned Subsidiary and will provide the Staff with a copy once it has been issued. A copy of the legal opinion will also be filed as an exhibit to the post-effective amendment to the Registration Statement.

   COMMENT: (d). Please confirm that the Subsidiary complies with all the requirements in Section 16 related to its directors, Section 15 related to the advisory contract, and Section 17 related to transactions with affiliates.

   RESPONSE: Because a Subsidiary is not required to be registered as an investment company, it is not required to comply with the relevant provisions of the Investment Company Act of 1940. Nonetheless, the investment advisory agreement will generally comply with Section 15(a):
   (i) the agreement will be initially approved by the Board of Directors of the Subsidiary, (ii) the agreement will be initially approved by the Portfolio as the sole shareholder of the Subsidiary, and (iii) the Board of Directors of the Subsidiary will approve annual continuations of the agreement. Please note that the Board of Trustees of the Registrant can at any time require the withdrawal of the assets of the Portfolio from the Cayman subsidiary. In addition, through its oversight of each subadviser and the subadvisory agreement with each Portfolio, the Board of Trustees of the Registrant will also indirectly oversee each subadviser in its role as adviser to a Subsidiary.

   Because a Subsidiary is not required to be registered as an investment company under the 1940 Act, it is not required to comply with Section 16 relating to the composition of its Board of Directors. To avoid additional complexity and expense to a Subsidiary and the Portfolio, officers of the Registrant will serve as the directors of each Subsidiary, consistent with the structure used by other registered investment companies and their wholly-owned subsidiaries. Such a structure allows the Board of Directors of a Subsidiary to convene meetings as necessary without the expense of convening a meeting of the Board of Trustees of the Registrant. We do not consider any investor protections to be compromised under this structure. A Subsidiary is wholly-owned by the Portfolio and is under the complete control of the Portfolio, as its sole shareholder. The Subsidiary cannot take any extraordinary action without the consent of the Registrant and its Board (including its non-interested Trustees), which oversees the operations of the Subsidiary. The Board of Trustees of the Registrant could at any time direct the withdrawal of the assets of the Portfolio from the Subsidiary, in the unlikely event that the Subsidiary were to act in a manner that was inconsistent with the interests of the Portfolio. The directors of the Subsidiary

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   are also officers of the Registrant and are appointed by, and serve at the pleasure of, the Registrant's Board of Trustees.

   As an affiliated person of the Portfolio, the Subsidiary is subject to
   Section 17 with respect to transactions between it and the Portfolio. It should be noted that transactions between a Portfolio and Subsidiary are exempted under Rule 17a-3 and 17d-1(d)(5) from the restrictions of Sections 17(a) and 17(d) of the 1940 Act relating to transactions with affiliates.

   COMMENT: (e). Disclose whether the Portfolio's investments in shares of the subsidiary are illiquid investments or not.

   RESPONSE: Each Portfolio is the sole shareholder of its Subsidiary and is able to redeem its interests in the Subsidiary daily at the net asset value of those interests. Based on this ability, each Portfolio considers its investment in the Subsidiary to be a liquid investment.

   COMMENT: (f). Although the Subsidiary is not a registered investment company, please confirm that the Subsidiary will comply with the provisions of the Investment Company Act of 1940 with respect to fee structure, liquidity and leverage limits, and other investment restrictions; will follow the same pricing procedures and accounting rules as the Portfolio; that the assets of the Subsidiary will be held by the same custodian that holds the Portfolio's assets; and that the Subsidiary's financial statements will be audited by the same independent registered public accounting firm that audits the Portfolio's financial statements.

   RESPONSE: Each Subsidiary will comply with the 1940 Act requirements with respect to fee structure, liquidity and leverage limits, and other investment restrictions, and will follow the same pricing procedures and accounting rules as the Portfolio. State Street Bank and Trust Company will serve as the custodian of the assets of each Portfolio and its Subsidiary, and Deloitte & Touche LLP will audit the consolidated financial statements of the Portfolio, which includes its Subsidiary.

   COMMENT: (g). On the back cover, disclose that the Subsidiary's financial statements will be available upon shareholder request, and that the audited financial statements will be provided separately from the Registrant's financial statements.

   RESPONSE: As discussed above in the response to Comment 4(b)(ii), each Subsidiary's financial statements will be consolidated with the Portfolio's financial statements, so the requested change has not been made.

   COMMENT: (h). In the SAI, describe the Subsidiary's investment policies under Section 8 of the 1940 Act.

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   RESPONSE: The Registrant's Registration Statement sets forth the types of investments that will be made by a Portfolio, as well as those made by each Subsidiary. As disclosed in the prospectuses, each Subsidiary will be subject to the same fundamental investment restrictions as the Portfolio, to the extent applicable to the investment activities of the Subsidiary. A Portfolio is not required under Section 8 to describe the Subsidiary's investment policies in the Registrant's Registration Statement separately.

   COMMENT: (i). In Part C, please provide a copy of the advisory agreement between the subadviser and the Subsidiary as an exhibit to the Registrant's registration statement.

   RESPONSE: The investment advisory agreement between each subadviser and the Subsidiary will be filed as an exhibit to the Registrant's Registration Statement.

   COMMENT: (j). In Part C, please provide the following undertakings:

    1. The Portfolio undertakes that the subsidiary's advisory agreement with the subadviser will comply with the requirements of Section 15 of the Investment Company Act of 1940 as such requirements apply to the Portfolio, including that 1) material amendments to the subsidiary's advisory agreement must be approved by the Portfolio's shareholders or the Portfolio's Board of Trustees in the manner and to the extent that the Portfolio's advisory agreement must be approved by the Portfolio's shareholders or Board of Trustees and 2) the Portfolio's shareholders will have the ability to vote to terminate the subsidiary's advisory agreement to the same extent that they can vote to terminate the Portfolio's advisory agreement.

    2. The Portfolio undertakes that the subsidiary's financial statements will be updated each time the Portfolio's financial statements are updated and the subsidiary's financial statements will be included with the Portfolio's semiannual reports (in which the subsidiary's unaudited financial statements will be included) and annual reports (in which the subsidiary's full audited financial statements will be included).

    3. The Portfolio undertakes that it will not directly or indirectly offer or distribute the subsidiary's shares to any person or entity unless such offering is registered as required under the Securities Act of 1933 or subject to an exemption therefrom.

    4. The Portfolio and the subsidiary undertake that the subsidiary's Board of Directors will comprise non-interested Directors to the extent required by

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       the Investment Company Act of 1940 and the rules and regulations thereunder.

    5. The Portfolio and the subsidiary undertake that the subsidiary's books and records will be subject to inspection by the Commission to the same extent as the Portfolio's books and records are subject to inspection by the Commission.

   RESPONSE: The Registrant confirms it will include the requested undertakings 3 and 5 in Part C of its post-effective amendment to its Registration Statement.

   With respect to undertaking 1, as discussed above in the response to Comment 4(d), a Subsidiary is not required to be registered as an investment company and therefore is not subject to Section 15 of the 1940 Act. Accordingly, the Registrant respectfully declines to provide this undertaking. The Board of Directors of the Subsidiary, under the oversight of the Registrant's Board of Trustees, will be responsible for the initial approval and annual continuation or termination of, or any amendments to, the agreement with the Subsidiary. The Board of Trustees of the Registrant will have oversight over each agreement between the subadviser and the Subsidiary through its oversight of the Board of Directors of the Subsidiary itself, as well as by approving and providing annual continuance of the agreement between the subadviser and the Registrant with respect to each Portfolio.

   In addition, requested undertaking 2 has not been made because a Subsidiary's financial statements will be consolidated with the Portfolio's financial statements, in accordance with the SEC staff's no-action position in FIDELITY SELECT PORTFOLIO (April 29, 2008). In accordance with the advice of its independent auditor, the Registrant's financial statements will conform to interpretations of GAAP by consolidating the financial statements of each wholly-owned Subsidiary into the financial statements of the corresponding Portfolio. By consolidating the financial information, investors of a Portfolio are not required to bear the added expense of a separate audit of a Subsidiary, which provides no tangible benefit for the investors. Investors may only hold shares of a Portfolio because shares of a Subsidiary are not available for investment by investors in a Portfolio, so the value of their investment is reflected by the financial statements of a Portfolio. Consolidating financial information does not prevent investors from reviewing the investments held by, or the financial condition of, a Subsidiary, because all the information will be available in the financial statements of the Portfolio.

   Because a Subsidiary is not required to comply with Section 16 relating to the composition of its Board of Directors, the Registrant respectfully declines to provide undertaking 4. Appointing non-interested directors to the Subsidiary's Board of Directors would add unnecessary complexity and expense to Board meetings, while adding little protection for Portfolio investors that they do not currently receive through the oversight by the Registrant's Board of Trustees. Because the Subsidiary is a wholly-owned subsidiary of the Portfolio, the Board of Directors of the Subsidiary is under the complete control of the Portfolio and the oversight of the Registrant's Board of Trustees. Moreover, the Registrant's Board of Trustees would have the

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   authority to redeem its investment in a Subsidiary if it concluded that such investment was inconsistent with the interests of the Portfolio and its shareholders.

   COMMENT: (k). Please confirm that in addition to Registrant, the Subsidiary's Board of Directors will also execute the registration statement.

   RESPONSE: A Subsidiary is not required to be registered under the 1940 Act and will not be making a public offering under the Securities Act of 1933. Because only the Portfolios are registered under the Registration Statement, the Subsidiary's directors will not execute the Registrant's Registration Statement in their capacities as directors of the Subsidiary. The Registrant notes, however, that two of the Directors of the Subsidiary will sign the Registration Statement of the Registrant in their capacities as officers of the Registrant, and one will sign in her capacity as an officer and Trustee of the Registrant. Therefore, they will be liable for any misstatements or omissions in the Registrant's Registration Statement to the same extent as if they had signed in their capacities as directors of the Subsidiaries.

5. COMMENT: On the back cover, provide the 1940 Act file number on the bottom in type size that is smaller than that generally used in the prospectus.

   RESPONSE: The 1940 Act file number on the bottom of the back cover of the printed prospectus will be provided in type size that is smaller than that generally used in the prospectus.

6. Fees and Expenses Table

   COMMENT: (a). In the narrative before the Fees and Expenses Table, delete the second sentence. If relevant, a footnote can be added to the Other Expenses line item stating that such expenses are estimated for the period ended December 31, 2012. See Instruction 6(a) to Item 3.

   RESPONSE: The Registrant notes that Instruction 1(b) to Item 3 states that a fund "may modify the narrative explanations if the explanation contains comparable information to that shown." The Registrant has provided the information required by the Form and it is not presented in a way that is likely to be confusing to investors, so the Registrant respectfully declines to delete the sentence. However, a footnote has been added to the Other Expenses line item stating that "Other Expenses are based on estimated amounts for the current fiscal year."

   COMMENT: (b). Given that each Portfolio may invest in its Cayman Subsidiary and ETFs, please confirm the absence of Acquired Fund Fees and Expenses line item in the fee table.

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   RESPONSE: The fee table for the Invesco Portfolio will include an Acquired
   Fund Fees and Expenses line item. The Registrant confirms that it does not anticipate that any Acquired Fund Fees and Expenses incurred by the other Portfolios will exceed 0.01% during the first year of operations based on those Portfolios' respective investment strategies.

7. COMMENT: Revise the Example to comply with the formatting requirements of
   Item 3 of Form N-1A (i.e., share classes should be row captions and years should be column captions).

   RESPONSE: The information required to be provided in the Example by the Form N-1A has been provided in a clear, concise and accurate manner and is not presented in a manner that is likely to confuse any investors. Furthermore, a change in the disclosure of the Portfolios in this Registration Statement would require a change in the disclosure for over 80 other series that make up the portfolio complex to maintain consistency in the disclosures across the complex. This could create a hardship because of the current advanced stage of the annual update process with respect to the existing portfolios in the portfolio complex. Registrant will consider incorporating the recommended change as part of the annual update of its Registration Statement next year.

8. Principal Investment Strategies

   COMMENT:(a). Please revise the principal investment strategies description in the summary and statutory portions, so that the summary portion provides a concise summary of the fuller discussion of the investment strategies that should be described in the Additional Information section in the back of the prospectus. Rather than provide a list of different types of investments, briefly describe any type of investments. For example see first sentence of second paragraph. Make sure summary risks match up with full risks.

   RESPONSE: The Registrant has provided a description of each Portfolio's principal investment strategies, as required by the Form. The information is presented in a manner that is complete, yet also concise. As permitted by General Instruction C.3(a), information that has been included in the summary portion need not be repeated elsewhere in the prospectus. The Registrant therefore does not believe it is necessary to repeat the investment strategies again, and respectfully declines to make the requested change to revise the investment strategies description in the summary and statutory portions.

   With respect to the request to describe the types of investments rather than provide a list, the Registrant has added disclosure to describe the different categories of investments.

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   COMMENT: (b). In the J.P. Morgan and Schroders prospectuses, when high yield securities are mentioned the first time, add description that these securities are known as "junk bonds."

   RESPONSE: The prospectuses have been revised so that wherever the term "high yield debt instruments" is first used, there is a statement that "high yield debt instruments" are also commonly referred to as "junk bonds."

   COMMENT: (c). The principal strategies provided in response to Item 4(a) should align with the principal risks provided in response to Item 4(b), so please include descriptions of investment in investment companies and portfolio turnover in the principal investment strategies section in the Invesco prospectus.

   RESPONSE: The principal investment strategies description has been revised to include a description of investment in investment companies. A portfolio turnover description is included in the Additional Information about the Portfolio's Investment Strategies section.

   COMMENT: (d). For each Portfolio and Subsidiary that describes investments in derivatives, please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. Reference is made to the July 30, 2010 letter from Barry Miller to the ICI.

   RESPONSE: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant's Registration Statement concerning derivatives reflects how such investments will be utilized by each Portfolio.

9. Principal Risks

   COMMENT: (a). Please revise the Primary Risk captions to conform to Items 4 and 9 (i.e., either principal risks or non-principal risks). Same as comment 8(a), summary of principal risks should be based on responses to Item 9(c).

   RESPONSE: The information required to be provided by the Form N-1A has been provided in a clear, concise and accurate manner, and is not presented in a manner that is likely to confuse any investors. Furthermore, a change in the disclosure of the Portfolios in this Registration Statement would require a change in the disclosure for over 80 other series that make up the portfolio complex to maintain consistency in the disclosures across the complex. This could create a hardship because of the current advanced stage of the annual update process with respect to the existing portfolios in the portfolio complex. Registrant will consider incorporating the recommended change as part of the annual update of its Registration Statement next year.

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   COMMENT: (b)(i). The Principal Risk descriptions in back of the prospectus should expand on the risks described in the summary portion, not just repeat the descriptions. See for example Commodities Risk, with the only difference being a list of examples at the end of the full risk.

   RESPONSE: The Registrant has updated the Commodities Risk disclosure as requested. The Registrant has reviewed the other risk disclosures and has determined that they are appropriate and complete, and no further disclosure is necessary.

   COMMENT: (b)(ii). Conversely, make sure in the risk descriptions in the summary portion, the principal risks are in fact summaries (e.g., Subsidiary Risk, should try to identify and briefly explain the risks associated with the Subsidiary's investments).

   RESPONSE: The Registrant has updated the Subsidiary Risk disclosure as requested. The Registrant has reviewed the other risk disclosures and has determined that they are appropriate and complete, as certain risk disclosures are appropriately concise in either full or summary form.

   COMMENT: (c). Invesco prospectus, on page 9, in the Non-diversification Risk disclosure, revise by adding that non-diversification allows the Portfolio to invest a greater percentage of its assets in a particular issuer when compared to other funds.

   RESPONSE: The requested disclosure has been added.

   COMMENT: (d). With respect to each Portfolio, reconcile the fact that while each invests in derivatives, only Invesco lists Leveraging Risk as a primary risk and other Portfolios list Leveraging Risk as a related risk. Also, use non-principal risk rather than related risk if that is the case.

   RESPONSE: Each Portfolio may be subject to Leveraging Risk as a consequence of its investment in derivatives. While all of the Portfolios may use derivatives as part of their investment strategies in an effort to achieve their investment objectives, the Invesco Portfolio is expected to use derivatives to a greater extent than the JPMorgan and Schroders Portfolio. Consequently, Leveraging Risk is identified as a primary risk of investing in the Invesco Portfolio, while it is identified as a related risk of investing in the JPMorgan and Schroders Portfolios.

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10.Management Discussion

   COMMENT:(a). Please remove the cross references to other parts of the Prospectus and the SAI from the Management descriptions. Cross references are neither required nor permitted by Form N-1A.

   RESPONSE: The requested change has been made.

   COMMENT: (b). Provide all the information for the portfolio managers required under Item 5(b) (e.g., length of service with Portfolio or adviser). Make clear in the disclosure the portfolio managers' employer.

   RESPONSE: The requested disclosure has been added.

11.COMMENT: Please use the caption required by Item 8 for the section discussing payments to affiliates. Revise the disclosure to address how the conflict created by affiliation and payments for the sale of the Portfolio may influence the recommendation of the Portfolio over other funds by broker-dealers or financial advisers.

   RESPONSE: Because the Portfolios are sold only in connection with variable annuity or insurance products, the Registrant has modified the disclosure required by Item 8, as expressly allowed by that Item, to provide comparable information relevant to the Portfolios. Based on the modified disclosure, the current caption provides a more appropriate description of the actual conflict. Therefore, no change has been made.

12.Additional Information About Management

   COMMENT:(a). Given that these are all new portfolios, please reconcile the disclosure in the second paragraph of the section The Adviser with the values shown in the fee table, which appear to take into account reaching the first breakpoint. If there is no change to the disclosure, explain the basis for reaching the first breakpoint.

   RESPONSE: The values shown in the fee tables are based on the Registrant's estimate of each Portfolio's assets in the first year of operations.

   COMMENT: (b). In the Expense Limitation Agreement section, in the first sentence of the second paragraph, specifically disclose the time period for which the Portfolio may reimburse MetLife Advisers. If the period is over 3 years, please explain the basis therefor.

   RESPONSE: Specific disclosure concerning the length of time a Portfolio may reimburse MetLife Advisers for fees waived and expenses reimbursed has been added to the prospectuses. In consultation with the Registrant's independent

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   auditors, the Portfolios have historically used the five-year time frame, which was initially deemed necessary because of historical slow growth of new funds. The new Portfolios will be included under the existing Expense Limitation Agreement, which reflects the five-year recoupment period.

   COMMENT: (c)(i). Please provide the citation for the manager-of-managers exemptive order and confirm that the order applies to new portfolios.

   RESPONSE: The original citation is NEW ENGLAND FUNDS TRUST I, ET AL., Investment Company Act Release Nos. 22796 (Aug. 22, 1997)(notice) and 22824 (Sept. 17, 1997)(order), which was subsequently amended by NEW ENGLAND FUNDS TRUST I, ET AL., Investment Company Act Release Nos. 23829 (May 10,
   1999)(notice) and 23859 (June 4, 1999)(order). The Registrant confirms the order applies to new portfolios, when the sole shareholder has approved the operation of the portfolio thereunder before a portfolio's shares are publicly offered. The sole shareholder of the Portfolios is expected to approve reliance on the Order before the Portfolios' shares are publicly offered.

   COMMENT: (c)(ii). Invesco prospectus - Please disclose the specific business experience for each portfolio manager for the past five years, specifying the capacity they worked for the Subadviser.

   RESPONSE: The requested disclosure has been added.

   COMMENT: (c)(iii). Schroders prospectus - Please disclose the specific business experience for each portfolio manager for the past five years, specifying the capacity they worked for the Subadviser.

   RESPONSE: The requested disclosure has been added.

   COMMENT: (d). With respect to the Composite performance provided on page 23 of the Invesco prospectus, please confirm and disclose that the Composite includes all the other mutual funds that have substantially similar investment objectives and strategies as the Portfolio.

   RESPONSE: The Registrant confirms that the Composite includes all the other mutual funds that have substantially similar investment objectives and strategies as the Portfolio and disclosure to this effect has been added to the prospectus.

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13.Sale and Purchase of Shares

   COMMENT: (a). In the description of Risks Associated With Market Timing, for those securities described as vulnerable to market timing, explain whether the particular Portfolio may invest in such securities as part of its principal investment strategy.

   RESPONSE: The Registrant respectfully declines to make the requested change, as the description of the market timing risk provides sufficient information to investors. The Registrant has provided information about the securities in which a Portfolio invests in the principal investment strategies descriptions that will allow an investor to determine whether a particular Portfolio invests in securities that may be more susceptible to market timing.

   COMMENT: (b). Under Valuation of Shares, provide disclosure of any national, local or regional holidays when shares will not be priced, as required under
   Item 11(a)(3) of Form N-1A.

   RESPONSE: The following statement has been added: "The Portfolio's shares will not be priced on days on which the NYSE is closed for trading." Information about specific holidays when the shares will not be priced is already provided in the SAI.

14.COMMENT: SAI - Please revise the table of the compensation paid to Trustees to conform to the format set forth in Item 17(c) of Form N-1A (i.e., same columns and column captions).

   RESPONSE: The Trustee compensation table has been revised as requested, but as no Trustees receive pension or retirement benefits, the columns related thereto do not provide any information to investors and therefore have not been added.

15.COMMENT: SAI - Please revise the table with the Trustees' ownership in the Portfolios to conform to the format described under Item 17(b)(4) of Form N-1A. The valuation ranges should be included in the table.

   RESPONSE: The Trustee ownership table will be updated with the valuation ranges in the post-effective amendment to the Registrant's Registration Statement.

16.COMMENT: In lieu of the disclosure under subcaption The Subadvisers, please disclose the actual method used to calculate subadvisory fees as provided in
   Item 19(a)(3).

   RESPONSE: Because the Portfolios have not commenced operation, the subadvisers have not received any payment for their anticipated service to the Portfolios. The disclosure will be updated with the annual update of the Registration Statement after the Portfolios have commenced operation.

EDGAR Operations Branch
April 3, 2012
Page 14

17.SAI - Disclosure of Portfolio Holdings

   COMMENT: (a). For each person or entity that receives portfolio holdings disclosure, disclose the frequency that they get the information and the length of lag, if any, between the date of the information and the date on which the information is disclosed. See Item 15(f)(1)(ii).

   RESPONSE: Disclosure concerning the frequency non-public portfolio holdings disclosure is made and the length of lag, if any, between the date of the information and the date on which the information is disclosed has been added to the SAI.

   COMMENT: (b). On page 76, second to last paragraph, clarify whether employees who receive the information, in addition to having a duty of loyalty, also have a duty not to trade on non-public information that they receive. The staff expects that they have the same duty as vendors that regularly receive non-public disclosure.

   RESPONSE: The Registrant confirms that employees who receive the information have a duty not to trade on any non-public information received. Before agreeing to disclose a portfolio's holdings, MetLife Advisers, LLC will execute a non-disclosure agreement containing no-trade provisions with the other person or entity receiving the non-public portfolio holdings information.

18.COMMENT: SAI - In the section describing the Administrator, please provide the total dollars that were paid to the Administrator for the last 3 years, as required under Item 19(d).

   RESPONSE: The requested disclosure has been added.

19.COMMENT: In Part C, based on Instruction 1 to Item 29 of Form N-1A, please provide more details about the relationship of each company identified to the Trust, as well as to each other.

   RESPONSE: Disclosure has been added that describes the relationship of each company identified to the Registrant, as well as to each other.

20.COMMENT: Provide all applicable indemnification disclosure required by
   Item 30.

   RESPONSE: Requested disclosure has been added.

EDGAR Operations Branch
April 3, 2012
Page 15

21.COMMENT: Please provide Tandy representations and a response letter to the Staff's comments in the form of EDGAR correspondence prior to the effective date of the filing.

   RESPONSE: Tandy representations and responses to the staff's comments are included herewith.

                                  *    *    *

   The Registrant acknowledges that:

    1. it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

    2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

    3. the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                  *    *    *

   Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

                                                  Sincerely,

                                                  Arie Heijkoop, Jr.